UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Primus Telecommunications Group, Incorporated

Name of Issuer

Common Stock, par value $0.001

(Title of Class of Securities)

741929301

(CUSIP Number)

August 27, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No.: 741929301	Page 2 of 12 Pages

1			NAMES OF REPORTING PERSONS:

Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	1,105,291

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	1,105,291

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

1,105,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12	TYPE OF REPORTING PERSON:

PN

SCHEDULE 13G
CUSIP No.: 741929301	Page 3 of 12 Pages

1			NAMES OF REPORTING PERSONS:

Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	1,105,291

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	1,105,291

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

1,105,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12	TYPE OF REPORTING PERSON:

OO

SCHEDULE 13G
CUSIP No.: 741929301	Page 4 of 12 Pages

1			NAMES OF REPORTING PERSONS:

Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	999,053

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	999,053

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

999,053

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12	TYPE OF REPORTING PERSON:

PN

SCHEDULE 13G
CUSIP No.: 741929301	Page 5 of 12 Pages

1			NAMES OF REPORTING PERSONS:

Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	1,105,291

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	1,105,291

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

1,105,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13G
CUSIP No.: 741929301	Page 6 of 12 Pages

1			NAMES OF REPORTING PERSONS:

Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	1,105,291

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	1,105,291

9			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

1,105,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13G
CUSIP No.: 741929301	Page 7 of 12 Pages

ITEM 1(a)	NAME OF ISSUER:

Primus Telecommunications Group, Incorporated

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

7901 Jones Branch Drive, Suite 900 McLean, VA 22102

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Southpaw Asset Management LP (“Southpaw Management”)

(ii) Southpaw Credit Opportunity Master Fund LP

(iii) Southpaw Holdings LLC (“Southpaw Holdings”)

(iv) Kevin Wyman

(v) Howard Golden

This statement relates to securities held for the account of (i) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership (the “Fund”), which owns 438,197 shares of par value $0.001 per share common stock of the Issuer (“Common Stock”), 186,952 Class A-1 Warrants, 186,952 Class A-2 Warrants and 186,952 Class A-3 Warrants, (ii) a separate managed account managed by Southpaw Management (the “Managed Account 1”), which owns 35,836 shares of Common Stock, 15,289 Class A-1 Warrants, 15,289 Class A-2 Warrants and 15,289 Class A-3 Warrants, and (iii) another separate managed account managed by Southpaw Management (the “Managed Account 2”; and together with the Managed Account 1, the “Managed Accounts”), which owns 10,762 shares of Common Stock, 4,591 Class A-1 Warrants, 4,591 Class A-2 Warrants and 4,591 Class A-3 Warrants. Southpaw Management is the investment manager of the Fund and the Managed Accounts, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are deemed beneficially owned by the Fund and the Managed Accounts. Southpaw Holdings serves as the general partner of Southpaw Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are deemed beneficially owned by Southpaw Management. Mr. Wyman and Mr. Golden are principals of Southpaw Holdings and managers of Southpaw Management, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are deemed beneficially owned by Southpaw Management.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Four Greenwich Office Park Greenwich, CT 06831

ITEM 2(c)	CITIZENSHIP:

(i) Southpaw Asset Management LP is a limited partnership organized under the laws of Delaware.

(ii) Southpaw Credit Opportunity Master Fund LP is a limited partnership organized under the laws of the Cayman Islands.

(iii) Southpaw Holdings LLC is a limited liability company organized under the laws of Delaware.

(iv) Kevin Wyman is an individual having citizenship in the United States.

(v) Howard Golden is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 741929301

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

SCHEDULE 13G
CUSIP No.: 741929301	Page 8 of 12 Pages

(a)     ☐ Broker or dealer registered under section 15 of the Exchange Act.

(b)    ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)     ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)    ☐ Investment company registered under section 8 of the Investment Company Act.

(e)    ☒ An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)     ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)     ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4	OWNERSHIP:

On March 16, 2009, Primus Telecommunications Group, Incorporated (the “Issuer”) and three of its subsidiaries, Primus Telecommunications Holding, Inc. (“Primus Holding”), Primus Telecommunications International, Inc. (“PTII”) and Primus Telecommunications IHC, Inc. (“IHC” and together with the Issuer, Primus Holding and PTII, collectively, the “Debtors”), each filed a voluntary petition (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for reorganization relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended (the “Bankruptcy Code”). Subsequently, the Debtors sought and received an order directing the joint administration of the Chapter 11 Cases under the caption In re: Primus Telecommunications Group, Incorporated, et al., Debtors Case No. 09-10867. On June 12, 2009 (the “Confirmation Date”), the Bankruptcy Court entered an order confirming the Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors (the “Plan”) pursuant to Chapter 11 of the Bankruptcy Code. On July 1, 2009 (the “Effective Date”), the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective. Under the Plan, shares of Common Stock and Class A Warrants were distributed to certain prepetition creditors of the Debtors. The Class A Warrants are exercisable into shares of Common Stock of the Issuer and were issued in the following three separate series: Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants.

Pursuant to the Plan, on July 1, 2009, (a) the Fund was issued (i) 897,369 shares of Common Stock, (ii) 186,952 Class A-1 Warrants, (iii) 186,952 Class A-2 Warrants, and (iv) 186,952 Class A-3 Warrants; (b) Managed Account 1 was issued (i) 73,387 shares of Common Stock, (ii) 15,289 Class A-1 Warrants, (iii) 15,289 Class A-2 Warrants, and (iv) 15,289 Class A-3 Warrants; and (c) Managed Account 2 was issued (i) 22,039 shares of Common Stock, (ii) 4,591 Class A-1 Warrants, (iii) 4,591 Class A-2 Warrants, and (iv) 4,591 Class A-3 Warrants. Subsequently, (a) the Fund sold 459,172 shares of Common Stock, (b) Managed Account 1 sold 37,551 shares of Common Stock, and (c) Managed Account 2 sold 11,277 shares of Common Stock.

Note that references to percentage ownerships of Common Stock in this Schedule 13G are based upon the 9,600,000 shares of Common Stock outstanding as of July 31, 2009 as reported in the Issuer’s recent Form 10-Q for the quarterly period ended June 30, 2009.

The relationship between the Reporting Persons is described in Item 7 below.

(i) For Southpaw Asset Management LP:

(a) Amount beneficially owned: 1,105,291

(b) Percent of class: 10.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,105,291

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,105,291

(ii) For Southpaw Holdings LLC:

(a) Amount beneficially owned: 1,105,291

(b) Percent of class: 10.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

SCHEDULE 13G
CUSIP No.: 741929301	Page 9 of 12 Pages

(ii) Shared power to vote or direct the vote: 1,105,291

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,105,291

(iii) For Southpaw Credit Opportunity Master Fund LP:

(a) Amount beneficially owned: 999,053

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 999,053

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 999,053

(iv) For Kevin Wyman:

(a) Amount beneficially owned: 1,105,291

(b) Percent of class: 10.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,105,291

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,105,291

(v) For Howard Golden:

(a) Amount beneficially owned: 1,105,921

(b) Percent of class: 10.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,105,291

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,105,291

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

SCHEDULE 13G
CUSIP No.: 741929301	Page 10 of 12 Pages

Not Applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below Southpaw Management certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below the other Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No.: 741929301	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2009

Southpaw Credit Opportunities Master Fund LP

By:	Southpaw GP LLC,
its general partner

By:	/s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC,
its general partner

By:	/s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By:	/s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

By:	/s/ Kevin Wyman
Name: Kevin Wyman

By:	/s/ Howard Golden
Name: Howard Golden

SCHEDULE 13G
CUSIP No.: 741929301	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated August 28, 2009, by and among the Reporting Persons.